The Boston Beer Company, Inc.

One Design Center Place, Suite 850

Boston, MA 02210

June 11, 2010

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

The Boston Beer Company, Inc.

Form 10-K for the Fiscal Year Ended December 26, 2009

Filed March 9, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2010

File No. 001-14092

Dear Mr. Reynolds:

This letter sets forth the response of The Boston Beer Company, Inc. (the “Company”) to the comments contained in your letter dated May 27, 2010 relating to the Company’s Form 10-K for the fiscal year ended December 26, 2009 and Definitive Proxy Statement on Schedule 14A filed on April 12, 2010. For ease of reference, we have reproduced your comments in italics below.

Form 10-K for the Fiscal Year Ended December 26, 2009

1.

We note the statement on page 69 regarding the company’s conclusion that your disclosure controls and procedures were effective “to provide a reasonable level of assurance that the information required to be disclosed in the reports filed or submitted by the Company under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the requisite time periods.” Revise future filings, to the extent you retain some of the definition of disclosure controls and procedures, to refer to the entire definition.

Response:

In future filings we will revise the conclusion of our principal executive officer and financial officer regarding the effectiveness of our disclosure controls and procedures to either

John Reynolds

United States Securities and Exchange Commission

June 11, 2010

encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or state that our principal executive officer and financial officer concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report.

Item 15. Exhibits and Financial Statement Schedules

2.

We note that portions of Exhibits 10.20, 10.21, 10.22, 10.24, 10.26, 10.28, 10.29, 10.30, 10.33, 10.37, 10.38, 10.39, 10.40, 10.42, 10.43, 10.46, 10.47, 10.50, 10.53, 10.58, 10.59, 10.60, and 10.61 have been omitted pursuant to an application for an order granting confidential treatment. Please file with your next Exchange Act report a complete copy of each exhibit that is no longer subject to an order granting confidential treatment.

Response:

With respect to those exhibits for which portions have been omitted pursuant to an application for an order granting confidential treatment, we will file with the Company’s next Exchange Act report a complete copy of each such exhibit that remains material to the Company and is no longer subject to an order granting confidential treatment.

Definitive Proxy Statement on Schedule 14A

General

3.

We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response:

In response to the disclosure requirements set forth in Item 402(s) of Regulation S-K, the Company reviewed its compensation policies and practices to assess whether such policies and practices as they relate to the Company’s employees are reasonably likely to have a material adverse effect on the Company. In reaching the conclusion that such policies and practices are not reasonably likely to have a material adverse effect on the Company, the following factors were considered and conclusions reached:

•

The structure of the Company’s incentive bonus plan, under which the risks and rewards of an employee’s actions to the Company are evaluated on an annual basis, allows the Company adequate opportunity to consider the appropriate balance of risk and reward including both the long-term and short-term effects of the incentives, and to adjust incentives accordingly.

John Reynolds

United States Securities and Exchange Commission

June 11, 2010

•

The mix of compensation among base salary and incentive bonus, with other than the most senior employees receiving a significant portion of their overall compensation in the form of base salary, does not encourage excessive risk-taking.

•

The mix of incentive targets, which includes both long-term and short-term performance goals and goals that are measured against different P&L metrics, inhibit “gaming” and therefore provide a disincentive against excessive risk-taking.

•

The Company’s incentive bonus plan sets multiple payout levels based on pre-established targets, rather than a single payout level, which could otherwise encourage excessive risk-taking among employees to achieve such target, so as to avoid losing the bonus.

•

All of the equity awards granted to employees under the Company’s equity-based plans are subject to multi-year time vesting, which discourages excessive short-term risk-taking.

•

The Company’s annual performance evaluation and incentive compensation review process does not focus entirely on the Company’s financial results, and rewards other factors that do not encourage excessive risk taking, including the development of management, technical, team building, communication, integrity and mentoring skills.

This assessment was undertaken by senior members of the Company’s management after consultation with counsel with respect to the requirements of Item 402(s) of Regulation S-K. The Company determined that senior members of its management team were the most appropriate persons to make such an assessment in light of their extensive knowledge of the development and operation of the Company’s compensation practices and policies.

How Executive Pay Levels are Determined, page 14

4.

We note that your compensation committee “applied the knowledge gained through [a benchmarking executive compensation study] in evaluating executive compensation for 2009.” Please revise future filings to clarify how you use benchmarking in setting compensation, and include the identity of the companies that compromise the benchmark group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Also, please disclose where actual payments fall within targeted parameters, as appropriate. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please submit a letter that either provides draft language for the future filing or provides a confidentiality argument based on substantial competitive harm.

Response:

We acknowledge the Staff’s comment, and in future filings, to the extent benchmarking analysis has been used as a material element in the Company’s compensation policies and decisions during the reporting period, we will include disclosure that will: (i) clarify how benchmarking was used in setting compensation levels; (ii) identify the companies that comprise the benchmark group; (iii) identify, as appropriate, where actual payments fall within targeted

John Reynolds

United States Securities and Exchange Commission

June 11, 2010

parameters; and (iv) to the extent actual compensation was outside a targeted percentile range, an explanation of the reasons why the Compensation Committee determined that the relevant compensation level was appropriate. In evaluating executive compensation for 2009, as a market check, the Company referred to the results of a competitive analysis performed by a compensation consultant in 2007. We did not, however, update the analysis or otherwise establish parameters relative to the peer group in the process of determining 2009 compensation levels for our executive officers. The Compensation Committee has not yet determined whether, or to what extent, benchmarking will be used to evaluate executive compensation for 2010 or establish executive officer pay levels for 2011 and subsequent years. As a result, we are not able to determine the disclosure, if any, that will be required in future filings pursuant to Item 402(b)(2) of Regulation S-K with respect to benchmarking. However, to the extent that in the future benchmarking analysis is used as a material element in the Company’s compensation policies and decisions, we will include in our filings disclosures that address each of the elements (i) through (iv) referenced above, as appropriate.

Compensation of the Chief Executive Officer, page 15

Compensation of Chairman, page 16

Compensation of Executive Officers Other than the CEO and Chairman, page 17

5.

It does not appear that you have provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual bonus. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note your disclosure on page 13 that part of this compensation is based upon qualitative measures. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Please submit a letter that either provides draft language for the future filing or provides a confidentiality argument based on substantial competitive harm.

Response:

Please find below an illustrative draft of disclosure that we propose including in the Company’s future filings containing Compensation Discussion & Analysis. The sample language

John Reynolds

United States Securities and Exchange Commission

June 11, 2010

is based on incentive compensation granted to our Chief Executive Officer and is representative of the disclosure we expect to provide in future filings with respect to performance-based bonus compensation granted to the Company’s Chief Executive Officer, Chairman and Executive Officers Other than the CEO and Chairman. The actual disclosure will, of course, reflect the actual underlying facts and circumstances and may be adjusted if disclosure of any specific performance target involving confidential trade secrets or confidential commercial or financial information would pose a reasonable risk of competitive harm to the Company. In the event the Company determines that it is appropriate to omit any specific target measure based on confidentiality, we will provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K regarding how difficult it will be for the executive, or how likely it will be for the Company, to achieve the undisclosed target levels.

Compensation of the Chief Executive Officer

In December 20[•], the Committee established Mr. Roper’s 20[•] base bonus opportunity at [•]% of his 20[•] salary, with an incremental opportunity equal to [•]% of his 20[•] salary tied to achieving certain “stretch” goals that would require substantial out-performance of the Company’s financial plan for the year. Specific 20[•] quantitative and qualitative performance goals and the weightings established by the Compensation Committee to measure and reward Mr. Roper’s performance in 20[•], including the stretch goals, and the performance achieved relative to these goals were as follows:

20[•] Base Bonus Goals:

Fiscal 20[•] Base Bonus Performance Goal		Weighting	20[•] Performance	% of Target Awarded

•	Depletions growth of at least [•]%, subject to a minimum [•]% price increase and minimum 20[•] EPS of $[•]	[•]%	Depletions growth was [achieved/not achieved] at the target level	[•]%

•	Gross profit of at least $[•] million, and gross profit margin of at least [•]%	[•]%	Achieved gross profit of $[•] million, and gross profit margin of [•]%	[•]%

•	Implementation of resource efficiency programs to improve gross profit margin realization in 20[•] and beyond	[•]%	[Achieved/Did not achieve] expectations for implementation of resource efficiency programs to improve gross profit margin by 20[•]	[•]%

•	Systematic improvement in internal processes, procedures and capabilities	[•]%	[Implemented/Did not deliver] target improvements in procedures, processes, and capabilities, particularly relating to [•]	[•]%

John Reynolds

United States Securities and Exchange Commission

June 11, 2010

Reductions in the cost of goods and freight by the Brewing and Operations departments by a minimum of $[•]million and $[•] million, respectively	[•]%	Brewery and Operations departments [achieved/did not achieve] cost savings at target levels	[•]%

Total	100%		[•]%

20[•] Stretch Bonus Goals:

Fiscal 20[•] Stretch Bonus Performance Goal	Weighting	20[•] Performance	% of Target Awarded

Depletions growth of [•]% or more	[•]%	Depletions growth target was [achieved/not achieved]	[•]%

Processing costs of under $[•] per case equivalent for owned breweries, holding energy costs at planned levels	[•]%	Processing costs target was [achieved/not achieved]	[•]%

Total	[•]%		[•]%

In March 20[•], the Committee reviewed Mr. Roper’s achievements against his 20[•] bonus opportunities, as detailed above. Accordingly, they determined that he satisfied [•]% of his base bonus goals and [•]% of his stretch bonus goals and approved a bonus of $[•] for his 20[•] performance, equivalent to [•]% of his 20[•] base salary.

6.

Also, with respect to disclosure on page 13 and elsewhere regarding non-equity compensation that appears to be based on performance targets, it is unclear why you do not present this compensation under column (g) of the Summary Compensation Table. Similarly, it is unclear why you do not include such grants in the Grants of Plan-Based Awards table. Please revise future filings or advise.

Response:

In future filings we will present non-equity compensation awards based on pre-established performance targets as non-equity incentive plan awards under column (g) of the Summary Compensation Table and include any such awards in the Grants of Plan-Based Awards table.

Further, as requested in your letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

John Reynolds

United States Securities and Exchange Commission

June 11, 2010

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further information concerning this matter, please do not hesitate to contact me at (617) 368-5000 or our counsel, Frederick H. Grein, Jr. of Nixon Peabody LLP, at (617) 345-6117.

Very truly yours,

/s/ Martin F. Roper

Martin F. Roper President and Chief Executive Officer